Contact

www.linkedin.com/in/josejmunoz (LinkedIn)

Top Skills

Advertising
Strategy
Integrated Marketing

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Elementary)

Jose J. Muñoz González

CEO
Puerto Rico

Summary

I'm the CEO for RON ARTESANO, a new handmade rum made in the mountains of Jayuya Puerto Rico.
What I do, in a nutshell: I create brands, develop their strategy, messaging and make sure they connect with our consumers on a logical and emotional way. While I do that, I'm also pursuing local sales and eventual globalization of Ron Artesano.

Over more than 24 years of experience I have a acquired a rather uncommon set of professional skills, as I have literally worked the field in all positions: from a creative point of view as Designer and Creative Director, from a clients point of view as Marketing Brand Manager and, for the past years as an entrepreneur, creating brands and even getting an awesome opportunity leading two different sales teams.

Reasons To Believe:
Good to see you are still with me. The claims you read above are completely backed up by actual work experience, and every proposal I do is results-based. Please read on to learn more about my background.

• A keen eye for developing and recognizing creative work as an award-winning art director at Y&R San Juan and Creative Director at KIS Communications. I am an insider from the advertising agency world.

• I gained insightful business perspective from a client's point of view thanks to many years working for world-class companies like Cervecera de Puerto Rico (Medalla Light & Malta India), and the world's best selling rum, Bacardi.

How is this relevant to you?

To put it simply… I'm an enabler. I know how to bring the right people together in successful problem-solving.

———

Experience

ARTESANO RUM CORPORATION
Chief Executive Officer
July 2020 - Present (2 years 8 months)
Jayuya, Puerto Rico

My mission is simple, but not an easy:
Get all my potential consumers to taste Ron Artesano, tell our story, educate about rum and take our brand around the world.

LA DESTILERIA CRAFT SPIRITS
Director Of Business Development
March 2020 - September 2022 (2 years 7 months)
Jayuya, Puerto Rico

My mission is to create and nurture unique brands, and to develop their potential worldwide.

Facsimile Paper Connection
Manager
April 2019 - May 2021 (2 years 2 months)
Puerto Rico

Muñoz-Gonzalez S.C.
Problem Solver / Change Agent / Creator
April 2015 - July 2020 (5 years 4 months)
San Juan

I create profit for my clients by finding creative solutions to just about any marketing or business challenge they might be facing. My strongest suit? The Alcoholic Beverage Industry.

I have rock solid experience in:
• Creative Advertising
• Sales
• Product Packaging
• Budget Management & Planning
• Distributor Management
• Public Speaking

• Client Management

• Strategic Planning & Brand Planning

• Sales

As a Consultant, I have been a key player in challenging projects such as:

• Co-creating a globally implemented corporate communications campaign

• Co-Creating a proprietary research platform (OPINATION)

• Creating a plan for a new manufacturing project

• Co-creating two brands

• Co-creating a specialized industry event

• Coordination & co-production of a full summer program with 13 events, big & small for a leading beer brand

Client portfolio includes Méndez & Co., Heineken, Amgen Pharmaceuticals, MMM, Old Harbor and several other local businesses.

Achievements:

• Managed successfully Heineken Puerto Rico's Vive la Verde Desde El Mar con Millo Torres summer project, presenting a total of 13 concerts, small and big as well as coordinating all sales, marketing, promotions and production aspects of all the events. Heineken Puerto Rico's Vive la Verde Desde el Mar final event broke the attendance record for Bahía Urbana with over 9,300 fans.

• Successfully developed phase 1 & 2 of corporate communications campaign for Amgen Pharmaceuticals Puerto Rico, achieving global implementation for a campaign in all Amgen sites worldwide.

OPINATION
Partner
May 2017 - January 2020 (2 years 9 months)
Puerto Rico area

OPINATION is a real time social media and research platform that gives voice to people while providing actionable insights to brands.

Why OPINATION?

- You get the facts in Real-Time

- Biggest consumer sample on the subjects that matter to you

- You can keep an open conversation with your consumers

- Flash Surveys

- Segmentation, Sub-segmentation and Micro-segmentation of your consumer data - - Great cost per consumer

- Multidisciplinary team gives perspective to our projects

Cinema Bar 1950
Founding Partner
October 2013 - May 2015 (1 year 8 months)
Cuartel de Ballajá, Old San Juan, Puerto Rico

Cafe, Boutique Cinema & Restaurant all under one roof at the heart of Old San
Juan, Puerto Rico...right in front of El Morro.
http://www.cinemabar1950.com/

Bacardi
Brand Manager / Promotions Director
June 2013 - March 2015 (1 year 10 months)
San Juan, Puerto Rico

Brand management for Bacardi Rums in Puerto Rico, as well as Promotions
Director for the local market.
Constantly developing new strategies to achieve strong brand engagement
and affinity with our consumers. Responsibilities include: Brand Planning,
budget planning & management, sales analysis, promotion planning,
supervision and execution

Achievements:
• Twelve (12) months of consecutive market share growth for Bacardi Superior
in Supermarket segment
• Maintain Bacardi's total market share in a 2% declining white rum business
• Improve size mix value proposal for the company from small sizes to big
sizes to improve brand NSV
• Grow Bacardi's consumption in Hotels, bars & restaurants by 2% YTD
• Significantly improve Brand association with Cuba Libre & Mojito cocktails vs
competition (IPSOS, Dec 13)
• Improve quality and relevance factors for the Brand (IPSOS, Dec 13)
• Improve overall Brand Equity Index (IPSOS, Dec 13)
• Improve "Fans" and "Adorers" for the Brand in Brand Adoration Matrix (BAM)
(IPSOS, Dec 13)

Cervecera de Puerto Rico
Brand Manager
February 2007 - June 2013 (6 years 5 months)
Mayaguez, Puerto Rico

Responsible for all aspects of the Malta India business in Puerto Rico and it's
growth from 62% market share to 86% in 5 years. Duties included strategic
planning, budget management, advertising, promotions, brand integrations,

production planning and forecasting. Managed and analyzed sales data and trends for both Malta India & Medalla Light. Part of the team that made Medalla Light the #1 beer in Puerto Rico.

I managed for Medalla Light sports sponsorships, brand integrations, Team Medalla Light surfing program, Restaurants & Hotel sales and relations, tactical efforts around the Island and new projects for Cervecera de PR. Served as a liaison between Cervecera de PR and Coca-Cola Distributors for both brands.

Achievements:

• Increase sales for Malta India from 3,301,000 cases in 2007 to 4,878,000 in 2010 with double-digit growth in 2008 & 2009.

• Increase Malta India's total market share from 69.3% in 2007 to 80.2% in 2013 (IRI).

• Successful price increase planning for Malta India in 2011 resulting in record profit for Malta India (Cervecera de PR) in the last 10 years.

• Co-Manage Cervecera de Puerto Rico's sponsorship for the Central American Games held in Puerto Rico "Mayaguez 2010" overseeing production for promotional packages for Malta India & Medalla Light, signage for the event, collateral events and sales efforts.

• Co-manage Medalla Light promoter's budgets from 2010 avoiding budget overruns from promoters.

• Develop and manage key account relations for Medalla Light.

• Develop and manage Medalla Light's surfing program from 2011 until 2013

• Manage key negotiations for Fiestas de la Calle San Sebastian 2011 & 2012.

• Successful partnership with 20th Century Fox guaranteeing "First Right of Refusal" as a promotional partner for any movie to be presented in Puerto Rico by the company for Malta India in our category.

Guerrilla by Guerrilla, Inc.
President
2005 - 2010 (5 years)

Self-owned company specialized in alternate media and advertising, commonly referred to as Guerrilla. Provided alternate media outsource, as well as proprietary media like Napkin Media. Freelance advertising and marketing advisor.

Key Communications - De la Cruz & Associates
Creative Director

February 2005 - February 2006 (1 year 1 month)

Creative direction for all agency's clients.
Supervise, validate and present creative concepts for new business prospects.

Young & Rubicam
Art Director
2003 - 2005 (2 years)

Art direction for creative concepts for brands like: Citibank, SunCom (now T-Mobile), ACH Foods, Heineken, Bodega de Mendez. Direct marketing for Citi. Creative Awards: New York Film Festival, Cuspide, WPP's Blue Book (Top print ads in the world).

Grey
Art Director
1998 - 2002 (4 years)

Responsible for brands like Coors Light and Pearle Vision amongst others. Duties included Coors Light Direct Marketing program (Club Coors), promotions and events concepts and advertising. Creative Awards: Cuspide, Graphis 2005 World Book.

Education

School of Life
Design, Advertising, Marketing, Business, Start-ups, Entrepreneurship, Leadership, Finance, Sales · (1993 - 2027)

Universidad de Puerto Rico - Mayaguez
Dropped-Out, En route to Computer Engineering · (1990 - 1992)